FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 4, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63
P.O. Box 194
SE-101 23 Stockholm,

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2010.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2010 (attached as Exhibit 99.2 herto).

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2011

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

SEK

Year-end report 2010

January - December 2010

•                  New lending, directly to Swedish exporters and to their customers was at its second-highest level ever and the volume of new customer financing solutions was Skr 48.7 billion (122.5)

•                  Operating profit (IFRS) amounted to Skr 3,840.3 million (2009: Skr 2,368.6 million)

•                  Operating profit (IFRS), excluding the impact of sale of Swedbank shares, amounted to Skr 1,275.3 million (2009: Skr 2,368.6 million)

•                  Core Earnings for 2010 amounted to Skr 4,015.3 million (2009: Skr 1,599.3 million)

•                  Core Earnings for 2010, excluding the impact of sale of Swedbank shares, amounted to Skr 1,450.3 million (2009: Skr 1,599.3 million)

•                  The outstanding volume of offers for credits at the end of 2010 was Skr 86.6 billion (Skr 84.5 billion at the end of 2009)

•                  In the fourth quarter of 2010, SEK sold its entire shareholding in Swedbank AB; through a special dividend paid December 15, 2010, SEK has distributed the entire realized gain after-tax amounting to Skr 1,890.0 million, to its sole shareholder, the Swedish state

•                  The Board of Directors has resolved to propose at the Annual General Meeting that, in addition to in 2010 paid extra dividend, that an ordinary dividend of Skr 279.0 million be paid, which represents 30 percent of net profit after tax (IFRS) excluding the impact of sale of Swedbank shares

Fourth quarter of 2010

•                  Operating profit (IFRS) for the fourth quarter of 2010 amounted to Skr 2,868.6 million (4Q09: Skr 693.8 million)

•                  Operating profit (IFRS) for the fourth quarter of 2010, excluding the sale of Swedbank shares, amounted to Skr 303.6 million (4Q09: Skr 693.8 million)

•                  Core Earnings for the fourth quarter of 2010 amounted to Skr 2,966.7 million (4Q09: Skr 337.1 million)

•                  Core Earnings for the fourth quarter of 2010, excluding the sale of Swedbank shares, amounted to Skr 401.7 million (4Q09: Skr 337.1 million)

2010

For the period

01/01/10 — 12/31/10

Download the report at www.sek.se

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 2, 2011.

Additional information about SEK, including investor presentations and the Annual Report for 2009, is available at www.sek.se.

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis that benefits the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	Oct-Dec, 2010 Skr		Jul-Sep, 2010 Skr		Oct-Dec, 2009 Skr		Jan-Dec, 2010 Skr		Jan-Dec, 2009 Skr		Jan-Dec, 2010 USD (6)
Results
Operating profit	2,868.6		456.7		693.8		3,840.3		2,368.6		564.5
Pre-tax return on equity (1)	30.0%		14.1%		26.7%		29.5%		22.8%		29.5%
After-tax return on equity (1)	21.9%		10.4%		19.7%		21.6%		16.8%		21.6%

Adjusted operating profit (Core Earnings) (2)	2,966.7		441.0		337.1		4,015.3		1,599.3		590.3
Pre-tax return on equity (Core Earnings) (1)	37.6%		15.4%		12.5%		34.9%		14.8%		34.9%
After-tax return on equity (Core Earnings) (1)	27.9%		11.4%		9.2%		25.7%		10.9%		25.7%

Operating profit excluding profit from sale of Swedbank shares
Operating profit	303.6		456.7		693.8		1,275.3		2,368.6		187.5
Pre-tax return on equity (1)	9.6%		14.1%		26.7%		9.8%		22.8%		9.8%
After-tax return on equity (1)	6.9%		10.4%		19.7%		7.1%		16.8%		7.1%

Adjusted operating profit (Core Earnings) (2)	401.7		441.0		337.1		1,450.3		1,599.3		213.2
Pre-tax return on equity (Core Earnings) (1)	14.5%		15.4%		12.5%		12.6%		14.8%		12.6%
After-tax return on equity (Core Earnings) (1)	10.9%		11.4%		9.2%		9.3%		10.9%		9.3%

Customer financing
New customer financial transactions (3)	9,665		10,850		38,470		48,749		122,476		7,166
of which offers for new loans accepted by borrowers	9,665		10,850		38,169		48,749		121,465		7,166
Loans, outstanding and undisbursed (3), (4)	218,341		223,975		232,164		218,341		232,164		32,097

Borrowing
New long-term borrowings (5)	17,596		13,426		20,880		76,644		111,831		10,541
Outstanding senior debt	300,671		291,769		324,795		300,671		324,795		44,200
Outstanding subordinated debt	2,590		2,933		3,143		2,590		3,143		381

Total assets	339,588		342,195		371,588		339,588		371,588		49,921

Capital
Capital adequacy ratio, including Basel I-based additional requirements	22,3	%(8)	19,4	%(8)	18,7	%(8)	22,3	%(8)	18,7	%(8)	22,3	%(8)
Capital adequacy ratio, excluding Basel I-based additional requirements	22,3	%(7)	20,1	%(7)	19,8	%(7)	22,3	%(7)	19,8	%(7)	22,3	%(7)
Adjusted capital ratio adequacy, excluding Basel I-based additional requirements	23,3	%(7)	21,1	%(7)	20,7	%(7)	23,3	%(7)	20,7	%(7)	23,3	%(7)

The notes that the footnote markers in the above table refer to are contained in Supplemental Information contained herein.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at December 31, and in matters concerning flows, amounts refer to the twelve-month period ended on December 31, or the three-month period ended on December 31, as the case may be. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

High lending volumes to corporates

All during the financial crisis SEK has been able to provide financing for the Swedish export industry. The volumes of new lending has during 2010 returned to more normal levels compared to the extra-ordinary situation in 2009. However, the company’s new lending to Swedish exporters directly and to their customers during 2010 was at its second-highest level ever.

SEK’s new lending amounted to approximately Skr 48.7 billion. Direct lending volumes to Swedish exporters and their customers were, inspite of the decrease compared to the previous record year, at the second-highest level ever in SEK’s history. This shows that SEK’s role as a reliable partner for the Swedish export industry remains important and SEK’s market position is strong. New lending in the fourth quarter amounted to Skr 9.6 billion. For a country like Sweden, which is dependent on exports, reliable access to attractive financing solutions is a prerequisite for success for Swedish exporters.

The total volume of outstanding and committed but undisbursed export loans amounted to Skr 218.3 billion at the end of 2010, compared with Skr 232.2 billion at the end of 2009. The total volume of outstanding offers for new loans amounted to Skr 86.6 billion at the end of the period, an increase of Skr 2.1 billion compared with the end of 2009.

Over the past year SEK has provided a range of major Swedish exporters, such as SSAB, Ericsson, Atlas Copco and Scania, with direct financing, enabling important export deals.

Swedish exporters’ need for export loans remained high in 2010. SEK’s borrowers are active in many of Sweden’s key export markets, particularly in fast-growing Asian markets, markets that are becoming increasingly important for Swedish exporters.

New customer financing

(Skr billion)

	Jan-Dec, 2010	Jan-Dec, 2009
Lending for:
• Exporters	46.0	100.5
• SME-companies via the financial sector (1)	0.4	6.2
• Swedish infrastructure	2.3	14.8	(2)
Syndicated customer transactions	0.0	1.0
Total(3)	48.7	122.5

(1) For the promotion of financing of small and medium-sized export firms.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placements.

(3) Of which Skr 21.4 billion (2009: Skr 38.8 billion) has not yet been disbursed.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Continued access to the world’s capital markets

SEK had constant, secure access to the world’s capital markets throughout 2010, with new borrowing amounting to Skr 76.6 billion. The financial volatility that affected other parts of Europe during the year resulted in investors around the world turning to reliable institutions like SEK.

SEK’s new borrowing in 2010 amounted to Skr 76.6 billion, which is a decrease of about Skr 35.2 billion compared with 2009. The decrease is primarily due to reduced funding requirements owing to lower lending volumes. SEK’s position on the international capital markets remains very strong.

During the year a number of European countries were affected by economic problems, and this also had a significant impact on international capital markets. This resulted in a flight to quality, with investors looking to place their money in stable and secure markets and institutions, which benefited SEK.

SEK’s active funding work is also vital when liquidity in international capital markets is good. A continual presence on the capital markets is the key to also being able to obtain long-term borrowing at times when liquidity in the markets is weak.

SEK’s new borrowing in 2010 was dominated by the Japanese private bond market, which accounted for 53 percent of total new borrowing. The reason that the Japanese market accounted for such large proportion, was due to its highly attractive borrowing terms.

SEK has continued its work to diversify the companys base for borrowing towards new investors markets. SEK has purposefully worked to open new domestic markets, not the least the Asian markets, such as China.

In October SEK issued a USD 1 billion five-year global benchmark bond, which was the company’s first public benchmark transaction in U.S. dollars since September 2009.

In 2010 SEK initiated work on bonds aimed at Swedish private investors and distribution agreements have been concluded with a number of key distributors. This work is an important part of the strategy to diversify SEK’s funding.

New borrowing

Long-term borrowing (Skr billion)

Markets, 2010

Products, 2010

Comments to the consolidated financial accounts

Consolidated statements of comprehensive income and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit changes in fair value of certain financial instruments, which are recognized for IFRS purposes.

Core Earnings is a supplementary metric to operating profit (IFRS). Operating profit (IFRS) values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Adjusted operating profit (Core Earnings) does not reflect these mark-to-market valuation effects.

Performance measurement and return on equity

	Oct-Dec,	Jul-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
Skr mn	2010	2010	2009	2010	2009
Operating profit	2,868.6	456.7	693.8	3,840.3	2,368.6
Elimination for change in market valuation according to IFRS (Note 2)	98.1	-15.7	-356.7	175.0	-769.3
Adjusted operating profit (Core Earnings)	2,966.7	441.0	337.1	4,015.3	1,599.3
After-tax return on equity (Operating profit)	21.9%	10.4%	19.7%	21.6%	16.8%
After-tax return on equity (Core Earnings)	27.9%	11.4%	9.2%	25.7%	10.9%

January — December 2010

Operating profit (IFRS)

Operating profit (IFRS) for the year amounted to Skr 3,840.3 million, an increase of 62.1 percent compared to 2009 (2009: Skr 2,368.6 million). The increase in operating profit was principally due to a gain, amounting to Skr 2,565.0 million, realized in connection with the sale of SEK’s shareholding in Swedbank AB, as well as reduced provisions for loan losses and an increase in loan recoveries. This was partially offset by the revaluation of certain financial assets and liabilities at fair value. In this regard, last year’s results were positively affected by an unrealized change in fair value of Skr 769.3 million and this year’s results were negatively affected by an unrealized change in fair value of Skr 175.0 million. In addition, the increase in operating profit was tempered by lower net interest revenues, reduced profits from the repurchase of bonds issued by SEK and a realized loss on the settlement of certain securities

Net interest revenues

Net interest revenues for the year totaled Skr 1,898.5 million, a decrease of 4.8 percent from 2009 (2009: Skr 1,994.3 million). The decrease was mainly due to fees related to the state’s stability fund amounting to Skr 120.5 million, which is mandatory for Swedish credit institutions and in accordance with the Law on State Aid to Financial Institutions.

The average margin on debt-financed assets was 0.49 percent, a decrease of 5.8 percent from the prior year (2009: 0.52 percent). The decrease in margin was mainly due to costs for the above mentioned fees to the state’s stability fund.

Debt-financed assets in average amounted to Skr 308.3 billion during the year, a decrease of 1.7 percent from 2009 (2009: Skr 313.5 billion). The average size of the loan portfolio increased compared to last year due to a large demand for loans in 2009. The average value of the liquidity portfolio declined in comparison to 2009. Margins in the loan portfolio increased slightly while margins in the liquidity portfolio fell. Overall, the margin of debt-financed assets increased, if excluding the fees paid to the state stabilization fund.

Net results of financial transactions

The net result of financial transactions for 2010 was Skr 2,398.2 million (2009: Skr 1,103.1 million). The increase over 2009 was principally due to the gain, amounting to Skr 2,565.0 million, realized in connection with the disposal of the shares in Swedbank. The year-over-year increase was tempered by the fact that 2009’s result included a positive unrealized change from the revaluation of some financial assets and liabilities at fair value amounting to Skr 769.3 million, while, by contrast,  the corresponding item for 2010 consisted of a negative unrealized change in fair value amounting to Skr 175.0 million. The large unrealized fair-value gain in 2009 reflected the recovery from the financial crisis that had depressed fair values in 2008 while the loss in fair value in 2010 was primarily related to changes in fair value of long-term borrowings. In addition, lower gains from the repurchase of bonds issued by SEK, and a loss realized on the settlement of certain securities held in the liquidity portfolio were recorded in 2010. See Note 5 for the definition of “liquidity portfolio”.

Personnel expenses and other expenses

Personnel expenses totaled Skr 259.4 million (2009: Skr 312.2 million) and other expenses totaled Skr 191.9 million (2009: Skr 159.0 million). Personnel expenses did not include costs for the general personnel incentive system, whereas, in 2009, an accrual of Skr 22.8 million was recorded. The increase in other expenses is largely related to our continued efforts to strengthen internal controls.

Net credit losses

Credit losses for 2010 amounted to a net recovery of Skr 8.2 million (2009: Skr -246.3 million). Impairments of financial assets amounted to Skr -119.7 million 2010 (2009: Skr - 436.0 million). Impairments were higher in 2009 due to provisions for expected losses related to Glitnir Bank, and two CDOs with impaired ratings, as well as a general reserve for credit risks (unrelated to any identified counterparty). During 2010 additional impairments were recorded on the two CDOs. These were more than offset by reversals of previous write-downs made in the amount of Skr 126.9 million (2009: Skr 153.0 million), mainly due to the fact that SEK´s claim on Glitnir Bank was sold in the second quarter of 2010 at a higher price than expected, as well as a reversal of part of the general reserve for credit risks (unrelated to any identified counterparty). Reversal of the general reserve was made because the assessment is that the credit risk has decreased for the exposures covered by this calculation.

Changes in fair value in other comprehensive income

Changes in fair value initially reported in other comprehensive income amounted to Skr 217.9 million in 2010 (2009: Skr 1,322.7 million), of which Skr 836.7 million (2009: Skr 1,711.3 million) was attributable to available-for-sale securities and Skr -618.8 million (2009: Skr -388.6 million) was attributable to derivatives in cash-flow hedges. After deduction for profits amounting to 2,075.6 million (2009: Skr -486.8 million) which has been transferred to profit, and tax amounting to Skr 488.6 million (2009: Skr -475.9 million), other comprehensive income amounted to -1,369.1million (2009: Skr 1,333.6 million). Skr 2,565.0 million of the transfer to the profit/loss in the fourth quarter is the realized profit due to the disposal of the shares in Swedbank which were recorded in net results of financial transactions. For further information regarding the shareholding in Swedbank, see Note 10.

Fourth quarter 2010

Operating profit (IFRS)

For the fourth quarter, SEK reported an operating profit (IFRS) amounting to Skr 2,868.6 million. For the corresponding quarter of the previous year, operating profit (IFRS) amounted to Skr 693.8 million. The increase is primarily attributable to the gain, amounting to Skr 2,565.0 million, realized in connection with the sale of the shareholding in Swedbank, as well as an increase in net interest revenues. This was partially offset by a negative unrealized change in certain financial assets and liabilities carried at fair value.

Net interest revenues

Net interest revenues for the fourth quarter amounted to Skr 507.1 million (4Q09: Skr 458.8 million). The increase from the prior-year period was principally due to increasing margins in the loan portfolio.

Net results of financial transactions

The net results of financial transactions for the fourth quarter totaled Skr 2,499.3 million (4Q09: Skr 384.2 million). The increase was primarily due to the gain, amounting to Skr 2,565.0 million, realized in connection with the disposal of the shares in Swedbank. This gain was partially offset by negative unrealized changes on financial assets and liabilities held at fair value. Last year’s result included positive unrealized changes amounting to Skr 356.7 million from the revaluation of financial assets and liabilities at fair value. In contrast, the result for 2010 consisted of a negative unrealized change in fair value amounting to Skr 98.1 million.

Personnel expenses and other expenses

Personnel expenses for the fourth quarter totaled Skr 78.7 million (4Q09: Skr 109.2 million) and other expenses totaled Skr 55.4 million (4Q09: Skr 51.9 million). Personnel expenses did not include any costs for the general personnel incentive system in the fourth quarter of 2010, whereas, in the corresponding period last year, such accruals amounted to Skr 7.6 million.

Net credit losses

Net credit losses amounted to Skr -1.5 million in the fourth quarter of 2010 (4Q09: a recovery of Skr 10.5 million).

Statements of Financial Position

Total assets and liquidity

SEK’s total assets amounted to Skr 339.6 billion as of December 31, 2010, a decrease of 8.6 percent from the 2009 year-end (Y-e 2009: Skr 371.6 billion). The decrease is primarily due to reduced liquidity and to some extent a stronger Swedish Krona, mainly against USD and Euro, which affects both the loan portfolio and the liquidity portfolio.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 218.3 billion as of December 31, 2010 (Y-e 2009: Skr 232.2 billion), representing a decrease of 6.0 percent since the 2009 year-end. Of the total amount at December 31, 2010, Skr 180.1 billion represented outstanding loans, a decrease of 3.1 percent from the 2009 year-end (Y-e 2009: Skr 185.8 billion). Included in the total amount of outstanding loans, loans in the S-system amounted to Skr 24.0 billion (Y-e 2009: Skr 14.3 billion). The increase in loans in the S-system since the 2009 year-end is due to credits that were accepted for lending in 2008 and 2009 were paid to a large extent in 2010.

As of December 31, 2010 the aggregate amount of outstanding offers amounted to Skr 86.6 billion, an increase of 2.5 percent since the 2009 year-end (Y-e 2009: Skr 84.5 billion). Skr 75.8 billion (Y-e 2009: Skr 77.5 billion) of outstanding offers derived from the S-system.

Of the total counterparty exposure at December 31, 2010, 41 percent (Y-e 2009: 40 percent) was to states and foreign government export credit agencies; 40 percent (Y-e 2009: 44 percent) was to financial institutions and asset-backed securities; 12 percent (Y-e 2009: 10 percent) was to companies, and 7 percent (Y-e 2009: 6 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total Exposures” in Note 11 to the financial statements included herein.

SEK’s hedging relationships are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 6 and 7).

Liabilities and equity

As of December 31, 2010, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

In addition to the ordinary dividend of Skr 518.0 million it was decided at an extraordinary general meeting held on December 1, 2010 that SEK is to pay a special dividend amounting to Skr 1,890.0 million. The dividend was paid to SEK’s sole owner, the Swedish state, on December 15, 2010. The Board of Directors has resolved to propose at the annual general meeting that a dividend for fiscal year 2010 of 279.0 million be paid (2009: 518.0 million), which represent 30 percent of net profit after tax (IFRS) excluding the impact of sale of Swedbank shares.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 22.3 percent as of December 31, 2010 (Y-e 2009: 19.8 percent), without taking into account the effects of currently applicable transitional rules. Taking such rules into account, the capital adequacy ratio was 22.3 percent as of December 31, 2010 (Y-e 2009: 18.7 percent), of which the core capital ratio was 22.3 percent (Y-e 2009: 17.9 percent). SEK’s non-perpetual subordinated debt amounting to EUR 50 million with a maturity date of June 30, 2015 was redeemed at par value on June 30, 2010 in accordance with the relevant loan agreement and permission from the Swedish Financial Supervisory Authority. See Note 11.

Events after the Reporting Period

No significant events have occurred after the reporting period.

Consolidated Statements of Comprehensive Income Unaudited (except for Jan-Dec, 2009)

		Oct-Dec,	Jul-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
Skr mn	Note	2010	2010	2009	2010	2009
Interest revenues		2,703.5	3,357.9	4,014.6	12,183.1	13,306.4
Interest expenses		-2,196.4	-2,868.3	-3,555.8	-10,284.6	-11,312.1
Net interest revenues		507.1	489.6	458.8	1,898.5	1,994.3

Commissions earned		3.8	6.3	3.2	19.7	26.2
Commissions incurred		-3.1	-4.7	-5.5	-19.9	-26.4
Net results of financial transactions	2	2,499.3	56.4	384.2	2,398.2	1,103.1
Operating income		3,007.1	547.6	840.7	4,296.5	3,097.2

Personnel expenses		-78.7	-54.4	-109.2	-259.4	-312.2
Other expenses		-55.4	-32.1	-51.9	-191.9	-159.0
Depreciations and amortizations of non-financial assets		-2.9	-4.6	3.7	-13.1	-11.1
Net credit losses	3	-1.5	0.2	10.5	8.2	-246.3
Operating profit		2,868.6	456.7	693.8	3,840.3	2,368.6

Taxes	4	-760.0	-122.1	-196.6	-1,021.8	-641.3
Net profit for the year (after taxes)(1)		2,108.6	334.6	497.2	2,818.5	1,727.3

Available-for-sale securities		-2,582.2	836.7	184.5	-1,652.1	1,784.5
Derivatives in cash flow hedges		-226.9	-30.8	46.3	-205.6	25.0
Tax on other comprehensive income	4	738.9	-212.0	-60.7	488.6	-475.9
Total other comprehensive income		-2,070.2	593.9	170.1	-1,369.1	1,333.6
Total comprehensive income		38.4	928.5	667.3	1,449.4	3,060.9

(1) The entire profit goes to the shareholder of the parent company.

Consolidated Statements of Financial Position Unaudited (except for Jan-Dec, 2009)

Skr mn	Note	December 31, 2010	December 31, 2009
Assets
Cash and cash equivalents	5, 6	8,798.0	17,636.5
Treasuries/government bonds	5, 6	5,431.3	11,717.4
Other interest-bearing securities except loans	5, 6	100,533.0	123,378.6
Loans in the form of interest-bearing securities	5, 6	71,706.3	87,499.1
Loans to credit institutions	3, 5, 6	23,117.9	23,543.2
Loans to the public	3, 5, 6	87,101.9	75,890.1
Derivatives	6, 7	37,080.8	22,654.1
Shares and participation	6	0.0	2,710.1
Property, plant, equipment and intangible assets		159.3	130.7
Other assets		1,704.1	1,962.9
Prepaid expenses and accrued revenues		3,955.5	4,465.3
Total assets		339,588.1	371,588.0

Liabilities and equity
Borrowing from credit institutions	6	14,342.8	4,049.9
Borrowing from the public	6	19.3	0.0
Senior securities issued	6	286,309.5	320,745.3
Derivatives	6, 7	18,057.4	22,567.3
Other liabilities		1,614.3	2,536.5
Accrued expenses and prepaid revenues		3,443.4	3,913.7
Deferred tax liabilities		660.9	1,123.8
Provisions		53.6	53.5
Subordinated securities issued	6	2,590.3	3,142.8
Total liabilities		327,091.5	358,132.8

Share capital		3,990.0	3,990.0
Reserves		-4.3	1,364.8
Retained earnings		8,510.9	8,100.4
Total equity		12,496.6	13,455.2

Total liabilities and equity		339,588.1	371,588.0

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		229.7	236.1

Contingent assets and liabilities	10	4.5	5.8

Commitments
Committed undisbursed loans	10	38,205.2	46,331.1

Consolidated Statements of Changes in Equity Unaudited (except for Jan-Dec, 2009)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Net profit for the year	1,727.3				1,727.3
Other comprehensive income:
Changes in fair-value
Available-for-sale securities	1,711.3			1,711.3
Derivatives in cash flow hedges	-388.6		-388.6
To the profit/loss	486.8		413.6	73.2
Tax on other comprehensive income	-475.9		-6.5	-469.4
Total other comprehensive income	1,333.6		18.5	1,315.1
Total comprehensive income	3,060.9		18.5	1,315.1	1,727.3
Dividend
Closing balance of equity 2009 (2)	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Opening balance of equity 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Net profit for the year	2,818.5				2,818.5
Other comprehensive income:
Changes in fair value
Available-for-sale securities	836.7			836.7
Derivatives in cash flow hedges	-618.8		-618.8
To the profit/loss	-2,075.6		413.2	-2,488.8
Tax on other comprehensive income	488.6		54.1	434.5
Total other comprehensive income	-1,369.1		-151.5	-1,217.6
Total comprehensive income	1,449.4		-151.5	-1,217.6	2,818.5
Dividend	-2,408.0				-2,408.0
Closing balance of equity 2010 (2)	12,496.6	3,990.0	28.5	-32.8	8,510.9

(1) Until April 29, 2010, divided into 2,579,394 A-shares and 1,410,606 B-shares, with each A-share and each B-share having a par value of Skr 1,000. At the Annual General Meeting of April 29, 2010, the Articles of Association were changed so that the division of the company’s shares into A-shares and B-shares was abolished, effective April 29, 2010. The change was approved by the Swedish Financial Supervisory Authority in August 2010.

(2) The entire equity goes to the shareholder of the parent company.

SEK has access to a guarantee of Skr 600 million, issued by the owner, the Swedish state, from which SEK has the right to withdraw capital if SEK deems it be necessary to  be able to fulfill its obligations. Given that SEK’s owner, the Swedish state, in 2008 contributed substantial amounts of new equity to SEK, has the abovementioned guarantee been deemed by SEK no longer be required and will therefore likely expire at June 30, 2011.

Consolidated Statements of Cash Flows, in Summary Unaudited (except for Jan-Dec, 2009)

	Jan - Dec,	Jan - Dec,
Skr mn	2010	2009
Cash flow from operating activities	15,521.8	-37,332.8
Cash flow from investing activities	-42.2	-3.2
Cash flow from financing activities (1)	-24,310.4	31,192.7
Net decrease (-) /increase (+) in cash and cash equivalents	-8,830.8	-6,143.3

Cash and cash equivalents at beginning of year	17,636.5	23,771.1
Net decrease (-) /increase (+) in cash and cash equivalents	-8,830.8	-6,143.3
Exchange rate differences on cash and cash equivalents	-7.7	8.7
Cash and cash equivalents at end of period (2)	8,798.0	17,636.5

(1) Of which Skr -2,408.0 million relates to shareholder dividends (2009: Skr 0.0).

(2) “Cash and cash equivalents” includes,  cash, cash equivalents and short-term deposits for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Notes

1	Applied accounting principles
2	Net results of financial transactions
3	Impairment and past-due receivables
4	Taxes
5	Loans and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	S-system
9	Segment reporting
10	Contingent liabilities, contingent assets and commitments
11	Capital Adequacy and Exposures
12	Events after the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Year-End Report is presented in accordance with IAS 34, Interim Financial Reporting.  The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) and interpretations of these standards as adopted by the European Commission.  The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual reports in credit institutions and securities companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1.3) issued by the Swedish Financial Reporting Board have been applied.

The group has implemented the following revised standard from IASB from 2010 in these financial statements:

IAS 24 Related Party Disclosures. The definition of related parties has changed. Some relief  has also been given on the required disclosures when a company is state-owned. The amended standard must be applied no later than  2011 but SEK has applied it prematurely from 2010. The amendment affects the scope of required disclosures regarding transactions with state-owned companies.

The following other amendments to standards and interpretations have been adopted by SEK, but have had little or no impact on the SEK’s financial reporting:

IFRS 3R Business Combinations.  This revised standard introduced a  number of changes in accounting for business combinations, particularly changes in of the accounting for transaction costs, for possible contingent considerations and for business combinations achieved in stages.

IAS 27R, Consolidated and Separate Financial Statements. This revised standard requires that changes in ownership interests in a subsidiary, where the majority owner does not lose control, be accounted for as equity transactions. Furthermore, changing the IAS 27R accounts when the controlling influence over a subsidiary is terminated.

IAS 39 Financial instruments: Recognition and measurement. This revised standard clarifies when an option to repay a loan is “closely related” to the loan.

From 2010 SEK has in the presentation of the consolidated group used the option given under IFRS to redefine its presentations with regard to income statements and balance sheet. Thus, in the consolidated group, the income statement and the statement of comprehensive income have been consolidated into one statement, the statements of comprehensive income. Furthermore, the balance sheet has been renamed to statement of financial position. Furthermore, the line “net profit” in the consolidated statements of financial position have been removed and is now included as part of “retained earnings”.

Furthermore, SEK has redefined the presentation of statement of financial position in the consolidated group to rename the first line item from “cash in hand” to “cash and cash equivalents,” in order to provide more relevant information to our investors. Cash and cash equivalents includes the amount of assets that are immediately convertible into cash and the amount of short term deposits the payout of which is known in advance and for which the time to maturity at acquisition does not exceed three months.

In all other respects, the Group’s accounting policies and methods of computation are the same as those used for the 2009 annual financial statements. The interim year-end financial statements do not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2009.

Note 2. Net results of financial transactions

Skr mn	Oct-Dec, 2010	Jul-Sep, 2010	Oct-Dec, 2009	Jan-Dec, 2010	Jan-Dec, 2009
Net result of financial transactions was related to:
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	-2.2	-0.1	0.8	-0.8	31.5
Realized results on settled assets and repurchased debt	2,599.6	40.8	26.7	2,574.0	302.3
Total net result of financial transactions, before certain fair value changes	2,597.4	40.7	27.5	2,573.2	333.8

Changes in fair value related to financial assets, financial liabilities and related derivatives	-98.1	15.7	356.7	-175.0	769.3
Total net result of financial transactions	2,499.3	56.4	384.2	2,398.2	1,103.1

The disposal of the shares in Swedbank in the fourth quarter 2010 reported in Realized results on settled assets and repurchased debt Skr 2,565.0 which correspond to the changes in fair value that earlier have been reported as other comprehensive income and have been included in the fair value reserve within equity.

Note 3. Impairment and past-due receivables

Skr mn	Oct-Dec, 2010	Jul-Sep, 2010	Oct-Dec, 2009	Jan-Dec, 2010	Jan-Dec, 2009
Write-down of impaired financial assets (1), (2), (3)	-2.4	-1.3	-85.9	-119.7	-436.0
Reversal of previous write-downs (1),(3)	0.5	1.4	60.9	126.9	153.0
Net impairments and reversals	-1.9	0.1	-25.0	7.2	-283.0
Recovered credit losses	0.4	0.1	35.5	1.0	36.7
Net credit losses	-1.5	0.2	10.5	8.2	-246.3
of which related to loans(4)	4.3	166.0	87.4	92.8	56.7
of which related to liquidity portfolio(4)	-5.8	-165.8	-76.9	-84.6	-303.0

Changes in reserves of financial assets:
Balance brought forward	-559.2	-559.3	-1,249.3	-939.9	-1,028.5
Impaired financial assets sold (1)	—	—	334.4	371.6	371.6
Net impairments and reversals	-1.9	0.1	-25.0	7.2	-283.0
Balance carried forward	-561.1	-559.2	-939.9	-561.1	-939.9
of which related to loans(4)	-519.5	-517.0	-472.4	-519.5	-472.4
of which related to liquidity portfolio(4)	-41.6	-42.2	-467.5	-41.6	-467.5

(1) No impairment charges were recorded in  2010  in relation to SEK’s exposure to Glitnir Bank (2009: Skr 70 million). Instead, the exposure was settled during the second quarter of 2010, which resulted in a Skr 87.4 million reversal of previous write-downs.

(2) An impairment of Skr 122.5 million was recorded in 2010 in relation to two CDOs (2009: Skr 217.9 million) , increasing the total of such impairment to Skr 475.4 million (Y-e 2009: Skr 352.9 million). The assets have a book value before the impairment of Skr 638.4 million (Y-e 2009: Skr 683.5 million). These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market.

(3) The amount for 2010 includes a reversal of Skr 35.0 million (as compared to a provision of Skr 80.0 million in  2009) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 50.0 million at the year-end (Y-e 2009: Skr 85.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for.

(4) See Note 5 for defintions.

Past-due receivables

As past-due receivables the Company reports receivables with  principal or interest that is more than 90 days past due. Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	December 31, 2010		December 31, 2009
Past-due and doubtful receivables:
Past-due receivables:
Aggregate amount of principal and interest more than 90 days past-due	273.2	(1)	0.0
Aggregate amount less than 90 days past-due on such receivables	150.8	(1)	0.0
Principle amount not past-due on such receivables	42.9	(1)	0.0

(1) Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

Of the aggregate amount of principal and interest past due Skr 273.2 million (Y-e 2009: Skr 0.0 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 0.0 million (Y-e

2009: Skr 0.0 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including costs for tax related to untaxed reserves.

Note 5. Loans and liquidity

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity are calculated as follows:

Skr mn	December 31, 2010	December 31, 2009
Loans:
Loans in the form of interest-bearing securities	71,706.3	87,499.1
Loans to credit institutions (1)	23,117.9	23,543.2
Loans to the public	87,101.9	75,890.1
Less:
Deposits with time to maturity exceeding three months(1)	-1,790.2	-1,100.0
Total loans	180,135.9	185,832.4

Liquidity:
Cash and cash equivalents (1)	8,798.0	17,636.5
Deposits with time to maturity exceeding three months(1)	1,790.2	1,100.0
Treasuries/government bonds	5,431.3	11,717.4
Other interest-bearing securities except loans	100,533.0	123,378.6
Total liquidity	116,552.5	153,832.5

Total interest-bearing assets	296,688.4	339,664.9

(1) “Cash and cash equivalents” includes,  cash, cash equivalents and short-term deposits for which the redemption amount is known in advance and the time to maturity did not exceed three months on the acquisition date.

Note 6. Classification of financial assets and liabilities

Financial assets by accounting category:

	December 31, 2010
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	8,798.0					8,798.0
Treasuries/government bonds	5,431.3					5,431.3
Other interest-bearing securities except loans	100,533.0		5,522.7		9,082.6	85,927.7
Loans in the form of interest-bearing securities	71,706.3		2,383.9			69,322.4
Loans to credit institutions	23,117.9		579.0			22,538.9
Loans to the public	87,101.9					87,101.9
Derivatives	37,080.8	22,196.8		14,884.0
Shares and participation	0.0
Total financial assets	333,769.2	22,196.8	8,485.6	14,884.0	9,082.6	279,120.2

Financial liabilities by accounting category:

	December 31, 2010
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (4)
Borrowing from credit institutions	14,342.8				14,342.8
Borrowing from the public	19.3				19.3
Senior securities issued	286,309.5		162,595.0		123,714.5
Derivatives	18,057.4	16,050.3		2,007.1
Subordinated securities issued	2,590.3				2,590.3
Total financial liabilities	321,319.3	16,050.3	162,595.0	2,007.1	140,666.9

Financial assets by accounting category:

	December 31, 2009
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (5)
Cash and cash equivalents	17,636.5					17,636.5
Treasuries/government bonds	11,717.4					11,717.4
Other interest-bearing securities except loans	123,378.6		7,399.3		3,211.9	112,767.4
Loans in the form of interest-bearing securities	87,499.1		2,637.4			84,861.7
Loans to credit institutions (6)	23,543.2					23,543.2
Loans to the public	75,890.1					75,890.1
Derivatives	22,654.1	15,379.1		7,275.0
Shares and participation (3)	2,710.1				2,710.1
Total financial assets	365,029.1	15,379.1	10,036.7	7,275.0	5,922.0	326,416.3

Financial liabilities by accounting category:

	December 31, 2009
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (7)
Borrowing from credit institutions	4,049.9				4,049.9
Borrowing from the public	0.0
Senior securities issued	320,745.3		140,756.2		179,989.1
Derivatives	22,567.3	19,984.1		2,583.2
Subordinated securities issued	3,142.8				3,142.8
Total financial liabilities	350,505.3	19,984.1	140,756.2	2,583.2	187,181.8

(1) Of loans and receivables, approximately 11 percent are subject to fair-value hedge accounting and 5 percent are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading in accordance with IAS 39.

(3) Relating to shareholdings in Swedbank AB. For further information, see Note 10.

(4) Of other financial liabilities, approximately 88 percent are subject to fair-value hedge accounting.

(5) Of loans and receivables, approximately 11 percent are subject to fair-value hedge accouting and 4 percent are subject to cash-flow hedge accounting.

(6) The amount for last year has been adjusted. Deposits with short durations (< 3 month) are now reported as part of cash and cash equivalents.

(7) Of other financial liabilities, approximately 80 percent are subject to fair-value hedge accounting.

The change in fair value for the period January 1 to December 31, 2010, which was attributable to a change in credit risk related to SEK’s liabilities, affected operating profit during that twelve-month period negatively by Skr 102.8 million (2009: Skr 96.1 million), while the change in fair value related to derivatives affected operating profit negatively by Skr 2.0 million (2009: Skr -20.0 million).

During the twelve-month period ended December 31, 2010, repayments of long-term debt amounted to approximately Skr 86.0 billion (2009: Skr 182.3 billion), and repuchases of SEK’s own debts amounted to approximately Skr 9.2 billion (2009: Skr 10.3 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and the Company assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables”occurred on  October 1, 2008 with retroactive effect from July 1, 2008. This reclassification affected SEK’s results by avoiding a positive earnings effect of Skr 4.8 million for the period January 1 to December 31, 2010 and a positive earnings effect of Skr 142.0 million for the period January 1 to December 31, 2009. With respect to the period January 1 to December 31, 2010, total interest revenues of Skr 72.0 million were derived from these reclassified assets, while, with respect to the period January 1 to December 31, 2009, total interest revenues Skr 152.6 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.7 percent.

	December 31, 2010			December 31, 2009
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	3,348.9	3,368.9	3,368.6	4,884.5	4,879.4

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. The reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 11,1 million for the period January 1 to December 31, 2010 . For the period January 1 to December 31, 2009 the reclassification affected value changes reported in other comprehensive income by avoiding a positive effect of Skr 360.2 million. With respect to the period January 1 to December 31, 2010, total interest revenues of Skr 129.4 million were derived from these reclassified assets and  during the period January 1 to December 31, 2009, total interest revenues of Skr 247.7 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.6 percent.

	December 31, 2010			December 31, 2009
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except loans	4,209.5	4,235.6	4,203.9	6,257.9	6,214.2
Loans in the form of interest-bearing securities	1,710.4	1,783.2	1,783.4	4,167.3	4,168.4
Total	5,919.9	6,018.8	5,987.3	10,425.2	10,382.6

Note 7. Derivatives

Derivative instruments by categories:

	December 31, 2010			December 31, 2009
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,846.8	7,003.8	148,043.8	5,284.3	4,601.1	198,778.8
Currency-related contracts	24,236.3	6,456.4	253,930.1	12,833.5	8,784.6	256,756.6
Equity-related contracts	7,085.1	3,958.0	73,069.0	3,562.9	7,325.7	58,747.1
Contracts rel. to commodities, loan risk, etc.	1,912.6	639.2	20,611.9	973.4	1,855.9	19,425.7
Total derivatives	37,080.8	18,057.4	495,654.8	22,654.1	22,567.3	533,708.2

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, etc.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in a counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, developments on financial markets have to some extent affected the prices at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total Exposures” in Note 11, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2010 the nominal amount of such financial guarantee contracts was Skr 20,020.7 million (Y-e 2009: Skr 25,225.6 million).

Note 8. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(c) in the Annual Report for 2009. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 48.7 million for the year (2009: Skr 27.3 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the year amounted to Skr -27.8 million (2009: Skr -43.2 million), of which the net result for the CIRR loans represented Skr 11.6 million (2009: Skr -5.5 million).

Statements of Comprehensive Income  for the S-system

Skr mn	Oct-Dec, 2010	Jul-Sep, 2010	Oct-Dec, 2009	Jan-Dec, 2010	Jan-Dec, 2009
Interest revenues	185.8	183.0	128.7	680.2	493.6
Interest expenses	-167.2	-175.7	-136.9	-710.7	-507.2
Net interest revenues	18.6	7.3	-8.2	-30.5	-13.6
Remuneration to SEK	-14.5	-12.6	-8.0	-48.7	-27.3
Commissions earned	50.8	—	—	50.8	—
Foreign exchange effects	-0.6	4.4	-4.8	0.6	-2.3
Reimbursement from (to) the State	-54.3	0.9	21.0	27.8	43.2
Net result	0.0	0.0	0.0	0.0	0.0

Statements of Financial Position for the S-system
(included in SEK’s Statements of Financial Position)

Skr mn	December 31, 2010	December 31, 2009
Cash and cash equivalents	55.9	42.0
Loans	23,989.0	14,314.2
Derivatives	16.9	232.5
Other assets	1,466.8	581.3
Total assets	25,528.6	15,170.0

Liabilities	24,353.6	14,627.9
Derivatives	1,175.0	542.1
Equity	—	—
Total liabilities and equity	25,528.6	15,170.0

Commitments
Committed undisbursed loans	16,570.1	26,386.2

Note 9. Segment Reporting

In accordance with IFRS 8, SEK has the following three business segments: granting of loans, advisory services and capital markets products. Advisory services and capital markets products are similar with respect to risks and returns. The combined revenues for the segments other than granting of loans amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 1 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments for all periods and at all dates presented herein. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of loans”. The company’s management evaluates its business mainly on the basis of the non-IFRS income measure, adjusted operating profit (Core Earnings). Adjusted operating profit (Core Earnings) equals operating profit (IFRS) excluding some fair valuation effects recorded according to IFRS.

Granting of loans includes the following products and services: lending; export finance; and structured finance projects. Advisory services include the following services: independent consulting services. Capital markets products include the following products: capital market products issued by third parties and sold by SEK to other third-party investors.

Income Oct-Dec, 2010

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	3,386.0	-2,910.7	475.3	0.8	0.0	0.8
Other segments (1)	0.2	0.0	0.2	3.0	2.5	5.5
Elimination (3)	—	3.6	3.6	—	-2.5	-2.5
Total	3,386.2	-2,907.1	479.1	3.8	0.0	3.8

Income Jul-Sep, 2010

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	3,357.9	-2,872.0	485.9	0.1	0.0	0.1
Other segments (1)	0.0	0.0	0.0	6.2	0.9	7.1
Elimination (3)	—	3.7	3.7	—	-0.9	-0.9
Total	3,357.9	-2,868.3	489.6	6.3	0.0	6.3

Income Oct-Dec, 2009

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	4,014.5	-3,558.2	456.3	0.1	0.0	0.1
Other segments (1)	0.1	0.0	0.1	3.1	16.7	19.8
Elimination (3)	—	2.4	2.4	—	-16.7	-16.7
Total	4,014.6	-3,555.8	458.8	3.2	0.0	3.2

Income Jan-Dec, 2010

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	12,865.5	-11,010.5	1,855.0	1.0	0.0	1.0
Other segments (1)	0.3	0.0	0.3	18.7	10.4	29.1
Elimination (3)	—	15.2	15.2	—	-10.4	-10.4
Total	12,865.8	-10,995.3	1,870.5	19.7	0.0	19.7

Income Jan-Dec, 2009

Skr mn	Interest revenues	Interest expenses	Net interest revenues	External commissions earned	Internal commissions earned	Sum of comissions earned
Granting of loans	13,306.1	-11,319.8	1,986.3	1.0	0.0	1.0
Other segments (1)	0.3	-0.0	0.3	25.2	46.5	71.7
Elimination (3)	—	7.7	7.7	—	-46.5	-46.5
Total	13,306.4	-11,312.1	1,994.3	26.2	0.0	26.2

Operating profit Skr mn	Oct-Dec, 2010	Jul-Sept, 2010	Oct-Dec, 2009	Jan-Dec, 2010	Jan - Dec, 2009
Granting of loans	2,964.8	439.4	325.9	4,009.7	1,564.7
Other segments	1.9	1.6	11.2	5.6	34.6
Adjusted operating profit (core earnings) (2)	2,966.7	441.0	337.1	4,015.3	1,599.3
Change in value according to IFRS	-98.1	15.7	356.7	-175.0	769.3
Operating profit (4)	2,868.6	456.7	693.8	3,840.3	2,368.6

Assets (4) Skr mn	December 31, 2010	December 31, 2009
Granting of loans	339,566.4	370,076.8
Other segments (1)	21.7	1,511.2
Elimination	—	—
Total	339,588.1	371,588.0

(1) Other segments consists of the segments advisory services and capital markets products.

(2) Excluding unrealized fair-value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4)  Including unrealized fair-value changes according to IAS 39.

Note 10. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2010. Contingent liabilities consist of liabilities related to previous loans in Venantius AB. Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 38,205.2 million of committed undisbursed loans at December 31, 2010 (Y-e 2009: Skr 46,331.1 million), committed undisbursed loans under the S-system represented Skr 16,570.1 million (Y-e 2009: Skr 26,386.2 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 8).

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the parent company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”) in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees, however. SEK’s claims against Lehman Brothers associated with these financial guarantees total approximately Skr 1.3 billion, which has not been recognized in the statement of financial position due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” standard has not been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

SEK believes that, the company will not suffer any significant losses related to the bankruptcy of Lehman Brothers and has therefore not made any provision for this. SEK’s set-off and damage claims have however not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of the group’s dispute with LBF be given. SEK will continue to evaluate the situation and await the outcome of Lehman Brothers Holdings Inc.’s bankruptcy.

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which claim has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009.  SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including fair valuation changes. These shares had an acquisition cost of a total of Skr 997.6 million, and, as of September 30, 2010, had a book value of Skr 3,592.0 million, which corresponded to the fair value. Aforementioned additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. The statement of claim has subsequently (-after SEK filed its defense) been supplemented and developed. The arbitration process is still ongoing. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. The shares had a book value as of September 30, 2010 of Skr 3,592.0 million. The profit from the sale is included in operating income for the fourth quarter of 2010, while equity has been mainly unaffected compared with that reported as at September 30 2010. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, a decision on a special dividend amounting to Skr 1,890.0 million was taken. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010. The total impact of the sale of shares and the dividend paid did not affect SEK’s capital base negatively, as compared to the capital base reported as of September 30, 2010.

Note 11. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2010 was 22.3 percent (Y-e 2009: 19.8 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2009. The discussion of risks in the Annual Report for 2009 remains materially accurate as of the date hereof.

Capital base

Skr mn	December 31, 2010	December 31, 2009
Primary capital (Tier-1)	14,381	12,556
Supplementary capital (Tier-2) (1)	—	606
...Of which upper Tier-2	—	181
...Of which lower Tier-2	—	425
Total capital base (2)	14,381	13,162

Adjusted Tier-1 capital (3)	14,981	13,156
Adjusted total capital base	14,981	13,762

(1) SEK’s non-perpetual subordinated loan amounting to EUR 50 million with a maturity date of June 30, 2015 was redeemed as of June 30, 2010 at its nominal value in accordance with the loan agreement and permission from the Swedish Financial Supervisory Authority.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach. The capital base includes net profit for the period less proposed and expected dividends related to the said period. As of December 31, 2009 the capital base was reduced by the book value of shares in Swedbank AB by Skr 2,710.0 million since the value exceeded 10 percent of the total capital base.

(3) The adjusted capital adequacy ratios are calculated with the inclusion in the capital base of the State provided guarantee, amounting to Skr 600 million, to which SEK has access, in addition to the legal primary capital base.

Capital base - Adjusting items

Skr mn	December 31, 2010	December 31, 2009
Equity	12,497	13,455
Expected dividend	-279	-518
Items recognized at fair value	-75	-1,520
Intangible assets and other adjustements	-58	-30
Tier-1 eligible subordinated debt	2,381	2,524
Deduction from Tier-1	n.a	-1,355
100% of expected loss in accordance with IRB-calculation	-85	n.a
Total Tier-1 capital	14,381	12,556
Tier-2 eligible subordinated debt	n.a	518
Deduction from Tier- 2 capital	n.a	-1,355
Financial assets available for sale	n.a	1,262
100% of expected surplus in accordance with IRB-calculation	n.a	181
Total Tier-2 capital	0	606

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss, the surplus is added to the capital base. As of  December 31, 2010 the deduction from the capital base amounted to Skr 85 million. The amount reduces Tier-1 capital. As of December 31, 2009, impairments exceeded the amount of the theoretically calculated expected loss by Skr 181 million. The excess amount was added to SEK’s Tier-2 capital.

Capital Requirements in Accordance with Pillar 1

	December 31, 2010		December 31, 2009
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	925	74	842	67
Credit risk IRB method	58,157	4,653	62,349	4,988
Currency exchange risks	—	—	—	—
Operational risk	5,308	425	3,137	251
Total Basel II	64,390	5,152	66,328	5,306

Basel I based additional requirement (1)	89	7	3,880	311
Total Basel II inkl. additional requirement	64,479	5,159	70,208	5,617

Total Basel I	80,599	6,448	87,760	7,021

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2012, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirements for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of operational revenues during the prior three years. Operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred, net results of financial transactions and other operational revenues.

Transitional rules

Since 2007, the capital requirement has been determined, primarily, based on Basel II rules. The legislature has, however, chosen not to immediately allow the full effect of the Basel II regulations. The reason for this is that these rules would result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I rules. Therefore, during a transitional period initially set from 2007 to 2009, the relevant institutions (including SEK) have made parallel calculations of their capital requirement based on the earlier, less risk-sensitive, Basel I rules. In the event that the capital requirement calculated under the Basel I rules — reduced to 95 percent of the calculated total in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement based on the Basel I rules (reduced by the relevant percentage) has constituted the minimum capital requirement during the transitional period. The authorities decided during 2009 to extend the transitional rules to apply until the end of 2011. The capital requirement will thereby also be reduced to 80 percent of the calculated total during 2010 and 2011.

Capital Adequacy Analysis (Pillar 1)

	December 31, 2010		December 31, 2009
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	22.3%	22.3%	19.8%	18.7%
...Of which related to primary capital (Tier-1)	22.3%	22.3%	18.9%	17.9%
...Of which related to supplementary capital (Tier-2)	—	—	0.9%	0.9%
Of which upper Tier-2	—	—	0.3%	0.3%
Of which lower Tier-2	—	—	0.6%	0.6%
Adjusted total	23.3%	23.2%	20.7%	19.6%
...Of which adjusted Tier-1	23.3%	23.2%	19.8%	18.7%

Capital adequacy quota (total capital base / total required capital)	2.79	2.79	2.48	2.34

Exposures

Total exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
SKr billion	December 31, 2010		December 31, 2009		December 31, 2010		December 31, 2009		December 31, 2010		December 31, 2009
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments (1)	113.2	33	125.6	32	80.4	27	86.4	26	32.8	64	39.2	64
Regional governments	23.7	7	24.0	6	23.2	8	23.2	7	0.5	1	0.8	1
Government export credit agencies	27.5	8	33.5	8	25.5	9	30.0	9	2.0	4	3.5	6
Financial institutions	114.1	33	137.9	35	101.6	35	123.3	37	12.5	24	14.6	24
Asset backed securities	24.0	7	33.9	9	24.0	8	33.9	10	0.0	0	0.0	0
Corporates	43.3	12	38.7	10	39.7	13	35.3	11	3.6	7	3.4	5
Total	345.8	100	393.6	100	294.4	100	332.1	100	51.4	100	61.5	100

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

Asset-backed securities held

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 31 December 2010 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA‘/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures Skr mn

	December 31, 2010
									...of which	...of which		...of which		...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS(3)	Cards	Loans	CMBS(3)	Loans	CDO(3)	CLO(3)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘CCC’
Australia	4,620							4,620	4,620
Belgium	765							765	765
France			146					146	146
Germany			388	73				461	461
Ireland	999						41	1,040	484					212	(2)	41	(2)	303	(2)
Japan			9					9	9
Netherlands	1,157						142	1,299	1,299
Portugal	382							382	382
Spain	1,096		120		154		306	1,676	1,027	347	(2)	302	(2)
United Kingdom	9,216							9,216	9,216
United States		450				163	3,270	3,883	2,717	1,003	(2)									163	(1)
Total	18,235	450	663	73	154	163	3,759	23,497	21,126	1,350		302		212		41		303		163

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets were downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 475.4 million for these assets.

(2) Of these assets Skr 1,747.6 million still have the highest-possible rating from at least one of the rating institutions.

(3) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

Net exposures Skr mn

	December 31, 2009
									...of which	...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS(3)	Cards	Loans	CMBS(3)	Loans	CDO(3)	CLO(3)	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	6,072							6,072	6,072
Austria			61					61	61
Belgium	880							880	880
Denmark							413	413	413
France			396		22			418	418
Germany			1,212	86				1,299	1,299
Ireland	1,306						462	1,767	1,306	173	(2)			289	(2)
Japan			26					26	26
Netherlands	1,445		47				398	1,889	1,843	47	(2)
Portugal	478							478	478
Spain	1,497		238		354		649	2,738	1,892	371	(2)	475	(2)
United Kingdom	12,026	984						13,009	13,009
United States		518				330	3,683	4,531	3,012	1,189	(2)					330	(1)
Total	23,703	1,501	1,980	86	376	330	5,605	33,582	30,708	1,780		475		289		330

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. The Company has recorded a total impairment of Skr 353.0 million for these assets.

(2) Of these assets Skr 1,786.0 million still have the highest-possible rating from at least one of the rating institutions.

(3)  RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

Note 12.  Events after the Reporting Period

No significant events have occurred after the reporting period.

This Year-End Report has not been subject to review by the auditors of the Company.

The President confirms that the year-end report provides a fair overview of the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the parent company and other companies in the Consolidated Group.

Stockholm, February 2, 2011

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe

President

Dividend	Annual General Meeting	Annual report
The Board of Directors has	The Annual General Meeting	The Company’s Annual Report
resolved to propose at the Annual	will be held on April 29,	will be available at SEK’s web-
General Meeting that a dividend	2011.	site www.sek.se week 10 in
of Skr 279.0 million be paid.		March 2011.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 29, 2011	Interim Report for the Period January 1 — March 31, 2011

July 22, 2011	Interim Report for the Period January 1 — June 30, 2011

October 25, 2011	Interim Report for the Period January 1- September 30, 2011

Supplemental Information

(1)  Return on equity: operating profit, before and after taxes, expressed as a percentage per annum of the opening balance of equity, adjusted for dividends paid during the year and the result concerning fourth quarter 2010 was adjusted so that it includes one fourth of the  result from the sale of Swedbank shares. The standard tax rate for SEK is 26.3 percent. When calculating return on equity based on Core Earnings, reserves related to assets which can be sold and reserves for cash-flow hedge accounting are excluded from the opening balance of equity.

(2) Adjusted operating profit (Core Earnings): operating profit (IFRS) excluding unrealized fair-value changes according to IFRS, before and after taxes. Fair-value changes relate to financial assets except held-for-trading securities and financial liabilities, and to derivatives related to these assets (see Note 2).

(3) Total customer financial transactions include new loans accepted and syndicated customer transactions. “Offers accepted” refers to all loans accepted, regardless of maturities.

(4) Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted on traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 5).

(5) New borrowing with maturities exceeding one year.

(6) Translated as of December 31, 2010, at an exchange rate of Skr 6.8025 per USD. New borrowings are translated at current exchange rates.

(7) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments during the 2007-2011 transitional period regarding required minimum capital. Please see Note 11 “Capital Adequacy and Exposures” in this interim report for a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with the inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion has not been expressly approved by SEK’s regulator) expressed as a percentage of risk-weighted assets.

(8) Capital adequacy ratio: capital base expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) on implementation of the law (Law 2006:1371) on capital adequacy and large exposures.